                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

Ehrlich                             Robert                  S.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

c/o Electric Fuel Corporation
632 Broadway, Suite 301
--------------------------------------------------------------------------------
                                    (Street)

New York                           New York              10012
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)
________________________________________________________________________________

2.   Issuer Name and Ticker or Trading Symbol

Electric Fuel Corporation (EFCX)
________________________________________________________________________________

3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

________________________________________________________________________________

4.   Statement for Month/Day/Year

1/1/2003
________________________________________________________________________________

5.   If Amendment, Date of Original (Month/Day/Year)

________________________________________________________________________________

6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [X]  Director                             [ ]  10% Owner
     [X]  Officer (give title below)           [ ]  Other (specify below)

Chairman, President and CEO
---------------------------
________________________________________________________________________________

7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by One Reporting Person
     [ ]  Form filed by More than One Reporting Person

================================================================================

           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                         5.
                                                                                         Amount of      6.
                                 2A.                     4.                              Securities     Owner-
                                 Deemed                  Securities Acquired (A) or      Beneficially   ship
                    2.           Execution  3.           Disposed of (D)                 Owned          Form:     7.
                    Transaction  Date,      Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                    Date         if any     Code         ----------------------------    Reported       (D) or    Indirect
1.                  (Month/      (Month/    (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security   Day/         Day/       -----------      Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)          Year)        Year)      Code      V                  (D)             and 4)         (Instr.4) (Instr. 4)
----------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                            371,285          D
----------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                             22,000          I       By Children Or As
                                                                                                                 Custodian For
                                                                                                                 Children (1)
----------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                             52,568          I       By Red Lion Enter-
                                                                                                                 prises Inc. (2)
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Common Stock                                                                            242,313          I       Pension Plan
                                                                                       ----------
----------------------------------------------------------------------------------------------------------------------------------

                                                                                        688,166
                                                                                       =========

===================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the form is filed by more than one reporting person, see Instruction
     4(b)(v).

                                   Potential persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.




                                                                          (Over)
                                                                SEC 1474 (08-02)


FORM 4 (continued)

                                  Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                          (e.g., puts, calls, warrants, options, convertible securities)

===================================================================================================================================
                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
            2.                                                                                            ative     Form
            Conver-                            5.                              7.                         Secur-    of       11.
            sion                               Number of                       Title and Amount           ities     Deriv-   Nature
            or               3A.               Derivative    6.                of Underlying     8.       Bene-     ative    of
            Exer-            Deemed   4.       Securities    Date              Securities        Price    ficially  Secur-   In-
            cise    3.       Execu-   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       Owned     ity:     direct
            Price   Trans-   tion     action   or Disposed   Expiration Date   ----------------  Deriv-   Following Direct   Bene-
1.          of      action   Date,    Code     of(D)         (Month/Day/Year)          Amount    ative    Reported  (D) or   ficial
Title of    Deriv-  Date     if any   (Instr.  (Instr. 3,    ----------------          or        Secur-   Trans-    Indirect Owner-
Derivative  ative   (Month/  (Month/  8)       4 and 5)      Date     Expira-          Number    ity      action(s) (I)      ship
Security    Secur-  Day/     Day/     ------   ------------  Exer-    tion             of        (Instr.  (Instr.   (Instr. (Instr.
(Instr. 3)  ity     Year)    Year)    Code  V   (A)   (D)    cisable  Date     Title   Shares    5)       4)        4)       4)
---------------------------------------------------------------------------------------------------------------------------------

Stock     $0.6100  01/01/03            A       65,625      01/01/03 01/01/13   Common  65,625     (3)   1,360,067(4)  D
Option                                                                         Stock
(right
to buy)
----------------------------------------------------------------------------------------------------------------------------------


===================================================================================================================================

Explanation of Responses:

(1) Of the total of 22,000 shares reported, 6,000 shares are held by Mr. Ehrlich as custodian for, and 16,000 shares are held directly by, children of Mr. Ehrlich sharing the same household. Mr. Ehrlich disclaims beneficial ownership of all of such securities.

(2)  Mr.  Ehrlich's  wife  is  a  trustee  of  Red  Lion  Enterprises,  Inc.

(3) Mr. Ehrlich has agreed to forego, each month, $8,750.00 of his base salary in exchange for, each month, 21,875 options to purchase stock of the issuer, which options are credited to him quarterly.

(4)  At  various  expiration  and  exercise  dates  and  exercise  prices.



/s/ Robert S. Ehrlich                                             01/02/03
-----------------------------------------------            -----------------
**Signature of Reporting Person                                  Date



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

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